Exhibit 99.1

Merchants Bancshares, Inc.
Second Quarter 2015 Earnings Call
July 28, 2015 at 10:00 a.m. Eastern

CORPORATE PARTICIPANTS

Michael Tuttle – President and Chief Executive Officer of Merchants Bancshares, Inc.

Geoffrey Hesslink – President and Chief Executive Officer of Merchants Bank

Thomas Meshako – Chief Financial Officer

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PRESENTATION

Unknown Speaker

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities. On April 27, 2015 Merchants Bancshares, Inc. announced the proposed acquisition of NUVO Bank & Trust Company headquartered in Springfield, Massachusetts, pursuant to an agreement and plan of merger, dated as of April 27, 2015. Completion of the transaction is expected in the fourth quarter of 2015 subject to satisfaction of customary closing conditions, including the approval of NUVO shareholders and receipt of required regulatory approvals.

The proposed transaction will be submitted to the shareholders of NUVO for their consideration at a special meeting later this year. Merchants will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement of NUVO which will also constitute a prospectus of Merchants. Investors and security holders are urged to read the registration statement and the proxy statement prospectus regarding the proposed merger when it becomes available as well as the other documents filed with the SEC because they will contain important information about the merger and the parties to the transaction.

You may obtain a free copy of the proxy statement prospectus when available and other related documents filed by Merchants with the SEC at the SEC’s website at www.sec.gov. You will also be able to obtain a free copy of the proxy statement prospectus as well as other filings containing information about Merchants on its website at www.mbvt.com. Copies of the proxy statement prospectus can be obtained without charge when available by directing a request to Merchants Bancshares, Inc., 275 Kennedy Drive, P.O. Box 1009, South Burlington, Vermont 05402 or to NUVO Bank & Trust Company, 1500 Main Street, P.O. Box 15209, Springfield, Massachusetts 01115-5209.

Operator

Good morning, and welcome to the Merchant Bancshares Second Quarter 2015 Earnings conference call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the * key followed by 0. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press * then 1 on your telephone keypad. To withdraw your question, you may press * then 2. Please note this conference is being recorded.

In this call, we will make forward-looking statements regarding future events, including our expectations regarding our previously-announced proposed acquisition of NUVO Bank & Trust Company. We caution you to consider the important risk factors that could cause actual results to differ materially from those in the forward-looking statements made on this call. These factors include, but are not limited to, the satisfaction of closing conditions including approval of the transaction by NUVO Bank shareholders and by bank regulatory authorities. Additional risk factors include those in our press releases dated April 27, 2015 and in our annual report on Form 10-K for the year ended December 31, 2014. We caution you against unduly relying upon any forward-looking statements and disclaim any intent to update publically any forward-looking statements whether in response to new information, future events, or otherwise.

It is now my pleasure to turn the conference over to Michael Tuttle, President and Chief Executive Officer of Merchants Bancshares.

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern

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Michael Tuttle

Thank you, Denise. Good morning, everybody. I appreciate you taking the time to join us today. With me here today are the President of Merchants Bank—President and CEO of Merchants Bank, Geoff Hesslink, who those of you who have been on the call with us before know; and our CFO, Tom Meshako. Again, hopefully you all had a chance to take a look at the release we put out at the close of the market yesterday afternoon. We’ll spend a few minutes going through the results of the quarter. Maybe I’ll just hit on a couple of the highlights for you from our perspective anyway.

Certainly we’re very pleased to have our third consecutive quarter of strong loan growth. We had a dry spell there up through the third quarter of last year, but now we’ve completed our third consecutive quarter of strong loan growth, so we’re very pleased with that and also pleased that this quarter we saw an expansion of net interest income for the first time in several quarters. So, that was also a highlight for us and something we were very pleased to be able to report to you.

In addition to that, growth in several of our non-interest income lines, with one notable exception, and we’ll talk about that. Geoffrey will talk about that in his remarks and our plans there. The results were impacted slightly by some deal costs on the NUVO transaction that was previously announced, and there will be some of those costs going forward here as well.

We do remain on track at this stage to close in the fourth quarter. We filed our applications with the regulatory authorities of both the state of Vermont, state of Massachusetts, and with the FDIC, and are certainly looking forward to hearing back from them on that.

I’m going to stop there. I’m going to turn it over to Tom. Tom will cover the highlights of the quarter for you, and then he’ll in turn pass it on the Geoffrey, who will discuss the outlook for the remainder of the year. Tom?

Thomas Meshako

Thank you, Mike. Good morning. The company reported earnings of $3.12 million and $6.45 million or $0.49 and a $1.02 per share for the three and six months ended June 30, 2015, compared to $3.41 million and $6.82 million or $0.54 and $1.07 per share for the three and six months of 2014. The company’s book value per share continues to rise. At June 30, 2015, it was $20.35, compared to $19.89 at year end 2014. As of June 30, 2015, compared to June 30, 2014, the company’s ending loan balance has increased by $77 million or 6.85%. Average loans increased $33.1 million on a linked quarter basis and $57 million from the quarter ending December 31, 2014.

Total commercial loans grew 24% on an annualized basis, while at the same time our asset quality remained strong. Non-performing loans were 12 basis points of total loans, and accruing past due 31 to 91 days were 4 basis points of total loans at June 30, 2015. The continued loan growth resulted in the bank recording a $100,000 provision for loan losses for the second quarter. At June 30, 2015, the allowance for loan losses represent 1% of total loans. This is compared to 1% at December 31, 2014, and 1.1% at June 30, 2014. As you can see, the coverage ratio has remained strong.

Our customer funding, defined as total deposits plus customer repurchase agreements, ending balances decreased by $19 million on a linked quarter basis and increased $65 million on a year-over-year basis. The decrease from the first quarter was due to the seasonal municipal cash flows. More importantly, non-maturity average deposits increased $22 million on a linked quarter basis and $98 million on a year-over-year basis. As time deposits mature and funds continue to flow into the money market accounts, average deposits on a linked quarter increased $21 million, and an increase in commercial demand deposits outpaced the decline in time deposits.

The net interest margin for the quarter was 2.95%. This is flat on a linked quarter basis. The stable margin is driven by lower interest earning cash of $36 million due to loan growth coupled with an increase in investment securities. The net interest income increased $200,000, $11.75 million from $11.55 million on a linked quarter basis.

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern

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The non-interest income was $2.8 million in the second quarter of 2015, compared to $2.7 million on a linked quarter. The increase is due to steady growth in service charges on deposits and debit card income. Geoffrey will provide additional guidance on this growth.

Total non-interest expense for the second quarter of 2015 was $10.34 million after excluding merger related expenses of $143,000. This is a $336,000 increase from the first three months of 2015. This increase is attributable to higher compensation and benefit expense which was driven by a reduction in vacancies as well as higher health care costs, state franchise taxes, and non-reoccurring expenses.

The company’s efficiency ratio for the three months ended June 30, 2015 improved to 65.42%, down from 65.89% on a linked quarter. For the second quarter, the effective tax rate was 20%, compared to 21% on a linked quarter.

I will now turn it over to Geoffrey Hesslink, President of Merchants Bank, to discuss the outlook for the remainder of 2015.

Geoffrey Hesslink

Thank you, Tom, and good morning, everyone. So, just a little perspective for the outlook; I’ll remind everybody that we came into the year with several objectives. We wanted to grow our commercial loan business, we expected to increase our fee income, we expected to recognize operational benefits from investments we made in 2014, and last, we hoped to identify an acquisition target that would provide us entry into a larger commercially orientated market that had growth opportunity. We felt that if we achieved these objectives that our earnings would build throughout the year.

So, at the halfway point here, with the exception of the overdraft income, we are pleased with our progress on all of these fronts. You’ve seen the numbers, very solid loan growth for the first six months driven by the commercial segment, as expected. Let’s put in clarification; the press release has a statement that the commercial loans grew 24%. Please know that that’s an aggregate growth rate that considers the C&I segment, the commercial real estate segment, and the construction loan segment. A large majority of our construction loans are commercial. So, it’s the aggregate growth rate in those three segments over the first six months of the year annualized that will get you to that 24% number. So, nice loan growth year-to-date. We do expect to grow over the balance of the year. We expect that growth will be in the commercial segment. That rate of growth will be slower in the second half of the year than it was in the first.

So, all of this bodes well for our net interest income. Michael told you we were able to grow it on a linked quarter basis. We see a favorable trend line there as we get the benefit of the loan growth in the first six months of the year. We get the full period benefit over the last six months when you have a favorable outlook on the net interest income.

Loan credit on the loan markets, they remain—the loan markets remain very competitive. We’re seeing intense competition on credit spreads, loan structures—no real change there. In addition to that, we are seeing elevated levels of merger and acquisition activity amongst our commercial customer base. I think it’s pretty consistent with this point in the cycle. Frankly, coupling multiples are high. Prices are high right now, and some of our commercial customers are electing to sell their businesses. That can and will have a negative impact on our loan growth.

So, moving to the non-interest income, great progress, we think, on the trust, the service charges, and the debit card income. Those are all tracking nicely. Expect that to continue over the second half of the year. Overdraft income has been a significant challenge for us. Overdraft volumes are well below expectations. The revenue miss there has been significant and material, frankly, to our earnings. It’s been a major focus for us.

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern

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We have recently made program changes that we expect will reverse the trend on the overdraft income and expect it will grow over the second half of the year. We’ll see some benefit in the third quarter and yet more benefit in the fourth quarter on that line item. In addition, we expect to start to recognize income from sale of residential mortgage loans in the second half of the year. We have a favorable outlook on the non-interest income as well with improvements in overdraft income, some gain on mortgage sale income. We’ve got a favorable outlook there.

Non-interest expenses, you’ve seen the premerger expenses for the second quarter ran a little higher than we had expected. There are some one-time and seasonal expense in there, and although we’re not immune from that, no business is immune from one-time expenses; major focus of our company is to get some operational efficiencies and expense controls. We do expect to be more close to our guidance that we’ve given you on that non-interest expense number going forward. We have initiatives on a number of fronts that we think are going to give us some operational efficiencies that will benefit us.

So with that, I’ve got to tell you, we are pleased with our position. We do expect the performance to build throughout the year, and we’re actually quite optimistic about 2016 as well. We have the core performance we expect out of our Vermont operation and get the NUVO acquisition closed up sometime this year and get the expected contribution from it, we feel like we are nicely positioned entering 2016.

So, I’m going to wrap there, pass you back over to Michael and, of course, be happy to answer any questions.

Michael Tuttle

Great. Thank you, Geoffrey. Thank you, Tom. We are certainly happy to take questions at this point. Denise, if you have questions, now would be a good time.

QUESTIONS AND ANSWERS

Operator

Thank you, sir. We will now begin the question-and-answer session. To ask a question, you may press * then 1 on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press * then 2.

And our first question will come from Alex Twerdahl of Sandler O’Neill. Please go ahead.

Alex Twerdahl

Hey, good morning, guys.

Geoffrey Hesslink

Morning, Alex.

Michael Tuttle

Morning, Alex.

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern

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Alex Twerdahl

First off, Geoffrey, I’m wondering if you could talk just a little bit more about the competitive landscape for commercial loans out there and then maybe specifically about some of the things that Merchants has done over the last six to twelve months that have allowed you guys to compete a little bit better and contributed to the recent success in commercial loan growth.

Geoffrey Hesslink

Sure. I’ll take it in inverse order there, Alex. I saw your note last night, and you were right on with it. You know, we changed the composition of our team, and frankly, we think we’ve made the team a bit stronger towards the end of last year. We changed our focus onto some of our more growth markets. That has accrued benefit to us.

From a pricing perspective, I think you’ll recall, we had the capacity for some fixed rate assets on our balance sheet, so we did some—we used that capacity in the commercial segment to pick up some relationships. We offered some longer term fixed rate financings that were well-received in the marketplace. So overall, I think it’s a good team doing a good job with the right focus, and that has helped us there.

What are we seeing in the markets? It’s what you see every time at this point in the cycle, Alex, right? You see pricing that starts to get to a point where you have to question what the equity returns are. We try to be disciplined there, right? We recognize that we need to be compensated for risk throughout all periods of the cycle, so we look carefully at those credit spreads and make sure we’re hitting our return objectives.

And then even more so, I think you’re seeing competition on the structure, reduced or no financial covenants, a lot more non-recourse financing going on today than there was in the past, extended amortizations, higher advanced rates; all the stuff you’d normally see at this point in the cycle. We don’t compromise the credit. That’s not going to happen here. So those things just present challenges to us. Look, we’re delighted. The first six months of the year, we were able to manage those challenges and grow the thing nicely.

Alex Twerdahl

For the longer term loans that you’ve done, can you remind us, are those fully amortizing loans?

Geoffrey Hesslink

Yes, that’s it. So, we have a mindful eye on duration and average life, so a lot of it, Alex, would be ten-year fixed rate with ten-year amortization and some twelve-year fixed rate and twelve-year amortization. Yes, it’s been very disciplined on cash flow, right? The cash flow manages the credit risk and the interest rate risk, so we have not added a lot of duration on the loan portfolio because we have been focused on fully amortizing on deals.

Alex Twerdahl

Okay, thanks. And then, Tom, I missed what you said about the margin, the things that drove the margin this quarter to be flat, and then if you had any commentary on what you might expect for the margin to do in the third quarter.

Thomas Meshako

We were able to put $36 million of earning cash into loans and investments. We went out, and we bought $24 million of investments this quarter at a rate that actually increased our yield on investment portfolio from our average rate on our current existing portfolio. Both of those pieces really helped with all of the additional loan growth we’re having, even though in the competitive market that has been able to maintain our margin. So, if we can get a little more of our proceeds from our liquidity into the loan investment portfolio, I think our margin will stay pretty consistent, and that will, by our size, will just increase our net interest income going forward.

Geoff, did you want to add something to that?

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern

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Geoffrey Hesslink

Yes. The only thing I’d build on top of that, Alex, is, remember this is a seasonal low point for us from a liquidity perspective in our municipal deposits, June 30. Those municipal deposits are going to grow $100 million between now and December, so Tom’s exactly right. If we can grow the loan portfolio and put that money to work, hopefully we can expect to hold that margin line. Again, it’s the ability to put that money to work. If that cash starts to build up, that will impact our margin.

And last, again, there is an expectation that we’ll close the NUVO transaction, and it would be our plan and intent to use some of our liquidity to grow that business and to fund that business differently than it is today. So, there are a number of factors at play here in the last six months of the year, and I just wanted to alert you to some of them.

Alex Twerdahl

Great. And then my final question, you alluded to the guided range for expenses to be consistent with the guided range from last quarter. Is that around $10.2 per quarter for the rest of the year?

Geoffrey Hesslink

That’s exactly right. That’s a good number, Alex.

Alex Twerdahl

Great. Thank you very much for taking my questions.

Geoffrey Hesslink

Thank you.

Michael Tuttle

Thank you, Alex.

Operator

And our next question will come from Matthew Breese of Piper Jaffray. Please go ahead.

Matthew Breese

Good morning, everybody.

Geoffrey Hesslink

Hi, Matt Breese.

Michael Tuttle

How’s it going, Matt?

Matthew Breese

I’m doing great, thanks. Just going back to the loan portfolio, with the acquisition of NUVO, what do you expect the growth trajectory to look like? Do you expect an acceleration or more of a maintaining of the current pace?

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern

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Geoffrey Hesslink

Okay, I just want to make sure I understand your question, Matt. Are you talking about what’s our expected growth rate of NUVO in the Springfield business?

Matthew Breese

Right. Well, once they come online, how do you expect your pace of loan growth to react?

Geoffrey Hesslink

Yes. We like that company and that management team a lot. We like the market, so we expect to grow that Springfield business much faster than they were able to grow it alone. That’s one of the benefits, we think, that transaction offers us, so we would look for a more rapid growth rate than NUVO has been able to accomplish on its own. Does that answer your question?

Matthew Breese

To some extent, yes. I guess I’m wondering how your outlook for the overall—the combined portfolio.

Geoffrey Hesslink

The combined?

Matthew Breese

Yes.

Geoffrey Hesslink

The combined for ’16? You know what; I would tell you that a 6% to 7% loan growth might be what we’d be looking for in 2016 would be a fair estimate for you there.

Matthew Breese

Okay.

Geoffrey Hesslink

So, a faster rate of growth in Springfield and probably not able to sustain the rate of growth we’ve had this year in the Vermont operation.

Matthew Breese

Got it. Okay. And then one other thing, you talked about service fees being more of a major focus. Can you talk about some of the changes that you made and you alluded to in your comments? And then can you size, perhaps, the impact those changes might have? Where can we get that revenue figure up to?

Geoffrey Hesslink

Specifically as it relates to the overdraft income?

Matthew Breese

Yes, overdraft and service fees.

Geoffrey Hesslink

So, outside of the overdraft income, the service charge income has behaved well, and it’s actually growing nicely. You know what, that overdraft income was in the neighborhood of a couple hundred thousand dollars a month. As you can see, it’s running much less than that now, down to maybe $140,000 a month. We expect to bridge that gap, Matt. We’re not going to get all of it certainly in ’15. We’re not going to get all the way back to where we were, but we see it ramping directionally. We think we’ve hit the bottom on it, and we think we can bridge some of that gap and end up somewhere in the middle on it.

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern

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Matthew Breese

Okay. And then just one final question, what do you expect the timing of the NUVO acquisition—when do you expect it to close now?

Michael Tuttle

Again, based upon what we know today, Matt, it’s a Q4 event. To give you a specific date, I can’t at this stage of the game. We’d certainly like to see it happen earlier instead of later in that quarter, and that’s what we’re pushing to try and make happen, but it’s a little early yet for us to be able to put a final date on it. Our expectation and our plan is to get it closed as early in that quarter as we possibly can.

Matthew Breese

Understood. Okay, that’s all I had. Thank you very much.

Michael Tuttle

Great. Thanks, Matt.

Geoffrey Hesslink

Thank you.

Operator

And as a reminder, if you would like to ask a question, please press * then 1. In showing no additional questions this morning, we will conclude the question-and-answer session. I would like to hand the conference back over to Michael Tuttle for his closing remarks.

CONCLUSION

Michael Tuttle

Great. Thank you, Denise, and thank you all for joining us this morning. We appreciate you listening in and asking questions as well. We also appreciate obviously the interest in our company.

We are pleased, as Geoffrey and Tom have said, we are pleased with our position here as we move into the second half of this year and equally, if not even more excited, about what we see the prospects are for ’16 with the momentum we can gain in the second half of this year and the run rate coming out of this year into next year together with our expectation at this point that we will be closing on the NUVO transaction as well—so a lot for us to be feeling good about on those fronts and optimistic about what the next six to eighteen months hold for us.

We would love to see some help on the interest rate front, but we’re not going to count on that. We’re not going to expect that is going to happen to help us out. We’re going to have to do this without any benefit there. If we get some, great; we’ll be happy to take it when and if that happens.

So, we will look forward to speaking with you all after the third quarter and sharing the results at that time. Have a great day.

Operator

Thank you, sir. To access the digital replay of this conference, you may dial 1-877-344-7529 or 1-412-317-0088, beginning at approximately 12:00 p.m. Eastern time today. You will be prompted to enter a conference number which will be 10057191. Please record your name and company when joining.

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Merchants Bancshares, Inc.

July 28, 2015 at 10:00 a.m. Eastern